Exhibit 99.2

Mandragora: Whispers of the Witch Tree Now Available on PlayStation®5 and Nintendo Switch in Asia

SINGAPORE, Sept. 04, 2025 (GLOBE NEWSWIRE) -- GCL Global Holdings Ltd. (Nasdaq: GCL) (“GCL” or the “Company”), a leading provider of games and entertainment, today announced that “Mandragora: Whispers of the Witch Tree” is now available on PlayStation®5 and Nintendo Switch console platforms in Asia, in both digital and physical editions. The dark fantasy RPG game from Primal Game Studio is published outside of Asia by Knights Peak Interactive (“Knights Peak”) and regionally published in Asia by GCL’s wholly-owned subsidiary, 4Divinity Pte. Ltd. (“4Divinity”).

Since the release of “Mandragora: Whispers of the Witch Tree” on PC, PlayStation®5 (outside Asia) and Xbox Series X|S in April, developer Primal Game Studio has steadily refined the game’s deep RPG mechanics, challenging combat, and story-driven exploration. Guided by community feedback, the team has delivered regular updates and enhancements.

Knights Peak and 4Divinity will continue to closely monitor player input across all platforms.

“We’re thrilled to bring Mandragora: Whispers of the Witch Tree to both Nintendo Switch and PlayStation®5,” said Sebastian Toke, Group CEO of GCL. “Our goal has always been to deliver a deep, rewarding experience across every platform, and these editions, complete with exclusive content and enhancements with the New Game Plus on Switch, are a testament to that commitment. We can’t wait for players to immerse themselves and see what’s next.”

When you purchase a retail copy of “Mandragora: Whispers of the Witch Tree,” you’ll get more than just the game.

●	Nintendo Switch: The Standard Edition includes a reversible cover, while the Deluxe Edition comes packed with a mini keychain, game guide, original soundtrack, digital artbook, plus exclusive DLC outfits and pet followers.

●	PlayStation®5: The Standard Edition also features a reversible cover, while the Deluxe Edition includes a premium SteelBook case, game guide, original soundtrack, digital artbook, and the same DLC outfits and pet followers.

Both the PlayStation®5 and Nintendo Switch editions will launch with all current updates and features. Additionally, Nintendo Switch players will receive the popular New Game Plus mode in a free update this October.

“Mandragora: Whispers of the Witch Tree” is now available physically and digitally on PlayStation®5 and Nintendo Switch, and digitally on PC and Xbox Series X|S, in both Standard and Deluxe Editions in Asia.

About GCL Global Holdings Ltd

GCL Global Holdings Ltd. unites people through immersive games and entertainment experiences, enabling creators to deliver engaging content and fun gameplay experiences to gaming communities worldwide with a strategic focus on the rapidly expanding Asian gaming market.

Drawing on a deep understanding of gaming trends and market dynamics, GCL Group leverages its diverse portfolio of digital and physical content to bridge cultures and audiences by introducing Asian-developed IP to a global audience across consoles, PCs, and streaming platforms.

Learn more at http://www.gclglobalholdings.com.

About 4Divinity

4Divinity is a digital and retail games publishing company focused on bringing exciting games content from around the world to Asia and introducing Asian content to a global market. Along with its sister company Epicsoft Asia, 4Divinity is partnering with publishers and development studios to introduce brand-new IP to the region. https://www.4divinity.com/

About Primal Game Studio

Primal Game Studio is an independent video game developer established by industry veterans in 2012. Headquartered in Budapest, they are a global team of over 60 passionate game makers for both PC and consoles aiming to build immersive universes across a broad variety of genres and themes.

About KNIGHTS PEAK INTERACTIVE

Knights Peak Interactive, a division of MY.GAMES, is a game publisher partnering with diverse developers worldwide. Committed to equality, it supports both emerging and established studios in reaching new heights in global markets and brand development. Knights Peak views games as portals to immersive stories, offering players a multitude of adventures in a welcoming environment. For details, visit: https://www.knightspeak.com

Forward-Looking Statements

This press release includes “forward-looking statements” made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements may also include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the estimated implied enterprise value of GCL, GCL’s ability to scale and grow its business, the expected benefits of the acquisition of Ban Leong Technologies Limited, the advantages and expected growth of GCL, and GCL’s ability to source and retain talent. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of GCL’s management and are not predictions of actual performance.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although GCL believes that it has a reasonable basis for each forward-looking statement contained in this press release, GCL cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in GCL’s annual report on Form 20-F, filed with the SEC on July 31, 2025, and other documents filed by GCL from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. GCL cannot assure you that the forward-looking statements in this press release will prove to be accurate. There may be additional risks that GCL presently knows or that GCL currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of GCL as of the date of this press release. Subsequent events and developments may cause those views to change. However, while GCL may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of GCL as of any date subsequent to the date of this press release. Except as may be required by law, GCL does not undertake any duty to update these forward-looking statements.

GCL Investor Relations:

Crocker Coulson

crocker.coulson@aummedia.org

(646) 652-7185